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                                                                   EXHIBIT 20.1
                                    PRESS RELEASE

For Immediate Release                                        September 29, 1997

                   TOPRO, INC. ANNOUNCES YEAR END RESULTS FOR 1997

September 29, 1997 - Topro, Inc., d.b.a. TAVA Technologies, (Nasdaq:TPRO) Denver, Colorado, a leading provider of automation and information technology solutions to industry, announced preliminary results for fiscal year ending June 30, 1997. Final results will be available pending the completion of the Company's audit.

Revenues for the year increased by 79% to $36,843,000 from $20,633,000 for the year ending June 30, 1996. Topro's gross profit improved 110% to $12,521,000 (34% of revenue) from $5,956,000 (29% of revenue) in 1996. The Company recorded an expense provision for doubtful accounts of $944,000 for the year. Topro has reported a net loss for the year of $2,485,000 ($.028 per share).

With regard to continuing operations, John Jenkins, CEO said, "We are pleased with the increase in revenues and particularly the significant year to year increase in gross margins to 34% from 29% in the prior year. The gross margin improvement reflects positively on our continued efforts to improve product mix."

"Earnings before interest, taxes, depreciation, amortization and gain on sale of assets before provision for doubtful accounts was $1,236,000 or greater than a 100% increase over the comparable figure in 1996. This additional provision increased our allowance for doubtful accounts to $2,075,000," states Jenkins.

Jenkins explains, "We increased the allowance account based on our review of the current collectability of specific receivables, particularly those involved in any claim process, and our recognition of the general risks associated with larger receivables resulting from Topro's execution of larger projects. We believe this new balance, plus other balance sheet reserves of $520,000 provide an appropriate buffer against future income statement impact."

Jenkins also noted that the Company's addition of Douglas H. Kelsall as CFO in late June, 1997 was an important step in bringing the acquired companies to consistent application of accounting policies, and strengthening financial reporting.

"The Company continues to focus on reducing expenses through consolidating administrative functions and centralizing finance and accounting functions, however," Kelsall stated, "the planned progress in the fourth quarter was setback by the necessary dedication of management resources to our Year 2000 business initiative."


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Kelsall noted that SG&A expenses increased 104% for the year but added that the
Company was investing heavily in structuring a national sales organization and establishing common operating methodologies across the acquired companies.

Kelsall also pointed out that subsequent to June 30, 1997, Topro received cash proceeds in excess of $4,616,000 from the exercise of options and warrants for 3,001,000 shares of common stock and the holders of Topro's subordinated debt had converted $2,685,000 of debt to equity in exchange for 1,790,000 common shares. The additional cash proceeds and reduction in long term debt significantly improved the Company's balance sheet and overall financial strength. The Proforma balance sheet shows an improvement in stockholders equity of $7,301,000.

As an update to the Company's initiative into year 2000 activity, Jenkins, CEO offered the following:

"The Company's initiative into year 2000 compliance at the industrial process and manufacturing control level is gaining strong momentum. We remain on schedule for the mid- to late October release of our CD-ROM based methodology and tools, and are pleased with the external reviews received on our methodology, content and database structure through demonstrations of the product components.

Since the launch of the Plant Y2K One service and product offering in early July, we have secured more than a dozen engagements from Fortune 500 clients; have received requests for proposals from over 20 large, multi-plant organizations that cover approximately 900 plant sites; and have been approached with proposals to address international markets. This activity is the result of our direct selling, as distribution through other channels will not begin until the CD-ROM release in mid-to late October.

In addition to our other previously announced distribution channel developments, we have finalized a strategic alliance with Fluor Daniel, Inc., a leading global engineering and construction company. Among other elements, the alliance provides for joint marketing of our Plant Y2K One products and services to the Flour Daniel client base.

While the awareness of and momentum in year 2000 factory level compliance is building rapidly, many clients are still stepping cautiously, choosing to do 'pilot' projects before launching a full program. As a result, we expect that it will be the third quarter of our fiscal 1998 before we begin to see significant revenue impact on the Company. Meanwhile, we are continuing to invest heavily in methodology and tool development.

We continue to see Y2K One activity as a direct complement to our corporate business."

Contacts:
Topro, Inc.                                  Pacific Consulting Group, Inc.
John Jenkins                                 Scott Liolios
(303) 935-1221                               (714) 574-3860


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                                     TOPRO, INC.

                                               June 30, 1997    June 30, 1996

Revenue                                          $36,843,000      $20,633,000

  Cost of Revenue                                 24,322,000       14,677,000

Gross Margin                                      12,521,000        5,956,000
  Sales, General & Administrative Expense         11,401,000        5,577,000
  Allowance for Doubtful Accounts                    944,000           51,000
  Depreciation Expense                               767,000          296,000
  Amortization of Cap. software & Goodwill           815,000          150,000

Total Expense                                     13,927,000        6,074,000

Operating Income                                  (1,406,000)        (118,000)

Other Income (expense)
  Gain on sale of assets                               8,000          435,000
  Interest Expense                                  (987,000)        (380,000)
  Other                                              116,000           79,000

Total Other Income and Expenses                     (863,000)         134,000

Income (Loss from Continuing Ops)                 (2,269,000)          16,000
  Income Tax                                         110,000               --
  Discontinued Operations                           (106,000)      (1,871,000)

Net Loss                                          (2,485,000)      (1,855,000)

Weighted Average Shares                            8,882,000        4,655,000

Loss per Share                                   $     (0.28)     $     (0.40)

Earnings before interest, taxes,                     292,000          407,000
depreciation, amortization and gain on
sale of assets, from continuing
operations

Earnings before Interest, Taxes,                   1,236,000          458,000
Depreciation, Amortization, gain on sale of assets before Provision for allowance for doubtful accounts


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                                     TOPRO, INC.
                           AS OF JUNE 30, 1997 AND PROFORMA

                                                                   PROFORMA
ASSETS

Current Assets                                   $13,098,000      $15,406,000
Fixed Assets net of depreciation                   2,633,000        2,633,000
Goodwill                                           8,938,000        8,938,000
Other Assets                                       2,617,000        2,617,000
TOTAL ASSETS                                     $27,286,000      $29,594,000

LIABILITIES AND OWNERS EQUITY
Current Liabilities                              $13,138,000      $10,830,000
Long Term Liabilities                              5,422,000        2,737,000
Owners Equity                                      8,726,000       16,027,000
Total Liabilities and Owners Equity              $27,286,000      $29,594,000

Proforma includes cash received from exercise of warrants and options and conversion of long term debt subsequent to June 30, 1997 but does not reflect costs or expenses of operations or other events.



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